Mail Stop 6010   April 17, 2008

Mr. Jack DeFranco, President
Alliance Pharmaceutical Corp.
7590 Fay Avenue, Suite 402
La Jolla, California 92037

Re: Alliance Pharmaceutical Corp.
      Preliminary proxy statement filed April 11, 2008
      File No. 0-12950

Dear Mr. DeFranco:

      We have completed our review of your preliminary proxy statement and related filings and have no further comments at this time.

                                          Sincerely,

                                          Jeffrey Riedler
                                          Assistant Director

cc: Adam Lenain, Esq.
    Foley & Lardner LLP
    402 W. Broadway, Suite 2100
    San Diego, California 92101